         Exhibit 99.6

PERFORMANCE RESTRICTED STOCK UNIT AWARD AGREEMENT
FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER
UNDER THE BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
2020 OMNIBUS INCENTIVE PLAN
Name of Grantee:    Anthony DeChellis_____
Target No. of Restricted Stock Units:
Grant Date:
Pursuant to the Boston Private Financial Holdings, Inc. 2020 Omnibus Incentive Plan, as may be amended from time to time (the “Plan”), Boston Private Financial Holdings, Inc. (the “Company”) hereby grants an award (an “Award”) of the target number of Restricted Stock Units listed above to the Grantee named above. Each Restricted Stock Unit shall relate to one share of Common Stock, par value $1.00 per share (the “Stock”), of the Company.
By accepting this Award, the Grantee hereby affirms his agreement to the terms and conditions of his Employment Agreement with the Company that addresses confidentiality of Company information and post-employment restrictions on competition and solicitation of employees and customers or clients and should be reviewed carefully by the Grantee. If this Award is not so accepted within 60 days of the Grant Date, the Grantee shall forfeit the Award in its entirety (regardless of whether vested or unvested).
1.Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any shares of Stock issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until (i) the Restricted Stock Units have vested as provided in Paragraph 2 of this Agreement and (ii) shares of Stock have been issued to the Grantee in accordance with the terms of the Plan and this Agreement.
2.    Vesting of Restricted Stock Units. The Grantee shall have no rights to this Award unless he shall have accepted the Award electronically through the Company’s Stock Plan Administration System. The restrictions and conditions of Paragraph 1 of this Agreement shall lapse on ________ (the “Vesting Date”) based on the Company’s performance during the period beginning on ________ and ending on ________ (the “Measurement Period”). The Restricted Stock Units shall vest if, and only to the extent that, the Company achieves the performance targets described on Schedule A hereto. The number of Restricted Stock Units set forth above (the “Target Award”) represents the number of Restricted Stock Units that will vest if the Company achieves target levels of performance, and the actual number of Restricted Stock Units that may vest could be lower than the Target Award and could be zero. To the extent that the Company’s performance during the Measurement Period exceeds the target performance metrics described on Schedule A, the Grantee may be eligible to earn a number of Restricted Stock Units in excess of the Target Award, calculated pursuant to such schedule. The Grantee shall forfeit any portion of the Target Award that does not vest on the Vesting Date. The Administrator may at any time accelerate the vesting criteria specified in this Paragraph 2.
3.    Termination of Employment. Except as otherwise provided in this Paragraph 3 above or Section 3(c) of the Plan, if the Grantee’s employment with the Company and its Subsidiaries terminates for any reason (including death or disability) prior to the satisfaction of the vesting conditions set forth in Paragraph 2 above, any Restricted Stock Units that have not vested as of such date shall automatically and without notice terminate and be forfeited, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested Restricted Stock Units. Notwithstanding the foregoing, if the Grantee’s employment with the Company and its Subsidiaries is terminated (a) (i) due to the Grantee’s disability (as determined in accordance with Section 3(b) of that certain Employment Agreement, dated November 5, 2018, by and between the Company and the Grantee (the “Employment Agreement”)), or (ii) by the Company without Cause (as defined below), the Grantee shall be eligible to vest, on the Vesting Date, with respect to a pro-rated portion of the final Award that the Grantee would have received had the Grantee’s employment not terminated prior to the Vesting Date, calculated based on (A) the number of days from the Grant Date through the date of the Grantee’s termination of employment, divided by (B) the number of days from the Grant Date through the Vesting Date, if, and only to the extent that, the Company achieves the performance targets described on Schedule A, (b) due to the Grantee’s Retirement (as defined in Company’s Retirement Policy, as in effect from time to time), this Award shall be subject to the Company’s Retirement Policy, as in effect from time to time, or (c) due to the Grantee’s death, the Restricted Stock Units shall vest with respect to a pro-rated portion of the Target Award, calculated based on (A) the number of days from the Grant Date through the date of the Grantee’s termination of employment divided by (B) the number of days from the Grant Date through the Vesting Date. The Administrator’s determination of the reason for termination of the Grantee’s employment shall be conclusive and binding on the Grantee and his or her representatives or legatees.
“Cause” shall mean: (i) conduct by the Grantee constituting a material act of misconduct in connection with the performance of his duties, including, without limitation, misappropriation of funds or property of the Company or any of its Subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by the Grantee of (A) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud or (B) any felony; (iii) any conduct by the Grantee that would reasonably be expected to result in material injury or reputational harm to the Company or any of its Subsidiaries and affiliates if he were retained in his position; (iv) continued non-performance or grossly deficient performance by the Grantee of his duties under the Employment Agreement (other than by reason of illness or injury) which has continued for more than 30 days following written notice of such non-performance or grossly deficient performance from the Board of Directors, provided overall financial performance of the Company shall not be deemed grossly deficient performance by the Grantee; (v) a breach by the Grantee of any of the provisions contained in Section 7 of the Employment Agreement; (vi) a material violation by the Grantee of the Company’s written employment policies after written notice with thirty days to cure, if curable, or material breach of the Employment Agreement after written notice with an opportunity to cure, if curable; or (vii) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company in writing to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.
4.    Sale Event. Notwithstanding the provisions of Paragraph 2 above or Section 3(c) of the Plan, or the provisions of any employment or other agreement between the Grantee and the Company or any Subsidiary that is in effect as of the date hereof, including the Employment Agreement, in the event of a Sale Event prior to the end of the Measurement Period, (i) if, in connection with such Sale Event, this Award is not assumed or continued by the successor entity in the Sale Event or substituted with a new award of such successor entity (in accordance with Section 3(c) of the Plan), the Restricted Stock Units shall automatically become vested with respect to a pro-rated portion of the Target Award calculated based on (a) the number of days from the Grant Date through the effective date of such Sale Event divided by (b) the number of days from the Grant Date through the Vesting Date, and (ii) if this Award is assumed or continued by the successor entity in such Sale Event or substituted with a new award of such successor subject to the provisions of the Plan, the Restricted Stock Units shall vest in accordance with Paragraphs 2 and 3 and Schedule A of this Agreement (as applicable), subject, in each case, to the terms of the Plan and to any applicable adjustments to the performance metrics set forth on Schedule A in connection with such Sale Event that may be made in the sole discretion of the Administrator and the parties to such Sale Event.
5.    Issuance of Shares of Stock. As soon as practicable following each Vesting Date (but in no event later than thirty days after the Vesting Date), the Company shall (i) issue to the Grantee the number of shares of Stock equal to the aggregate number of Restricted Stock Units that have vested pursuant to Paragraph 2 of this Agreement on such date and the Grantee shall thereafter have all the rights of a shareholder of the Company with respect to such shares, and (ii) pay in cash to the Grantee an amount equal to the product of (x) the amount of dividends payable per share of Stock since the Grant Date and (y) the number of Restricted Stock Units that have vested pursuant to Paragraph 2 of this Agreement on such date.
6.    Incorporation of Plan. Notwithstanding anything herein to the contrary, this Agreement shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Administrator set forth in Section 2(b) of the Plan. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.
7.    Tax Withholding. The Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Administrator for payment of any Federal, state, and local taxes required by law to be withheld on account of such taxable event. The Company shall have the authority to cause the required tax withholding obligation to be satisfied, in whole or in part, by withholding from shares of Stock to be issued to the Grantee a number of shares of Stock with an aggregate Fair Market Value that would satisfy the withholding amount due.

8.    Section 409A of the Code. This Agreement shall be interpreted in such a manner that all provisions relating to the settlement of the Award are exempt from the requirements of Section 409A of the Code as “short-term deferrals” as described in Section 409A of the Code.
9.    No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time.
10.    Integration. This Agreement constitutes the entire agreement between the parties with respect to this Award and supersedes all prior agreements and discussions between the parties concerning such subject matter.
11.    Clawback. This Award shall be subject to the Company’s clawback policy, as in effect from time to time. If there is no such clawback policy in effect, (1) this Award and any shares of Stock issued pursuant to this Award (and any gains thereon) shall be subject to recovery or “clawback” by the Company if and to the extent that the vesting of this Award was determined or calculated based on materially inaccurate financial statements or any other material inaccurate performance metric criteria; and/or (2) if the Company or its Subsidiaries terminate a grantee’s Service Relationship due to the grantee’s gross negligence or willful misconduct (whether or not such actions also constitute Cause hereunder), which conduct, directly or indirectly, results in the Company preparing an accounting restatement, this Award, whether or not vested, as well as any shares of Stock issued pursuant to this Award (and any gains thereon) shall be subject to forfeiture, recovery and “clawback.”
12.    Data Privacy Consent. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company, its Subsidiaries and Affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement (the “Relevant Information”). By entering into this Agreement, the Grantee (i) authorizes the Company to collect, process, register and transfer to the Relevant Companies all Relevant Information; (ii) waives any privacy rights the Grantee may have with respect to the Relevant Information; (iii) authorizes the Relevant Companies to store and transmit such information in electronic form; and (iv) authorizes the transfer of the Relevant Information to any jurisdiction in which the Relevant Companies consider appropriate. The Grantee shall have access to, and the right to change, the Relevant Information. Relevant Information will only be used in accordance with applicable law.

13.    Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.
BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
By:
Title:
The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned. Electronic acceptance of this Agreement pursuant to the Company’s instructions to the Grantee (including through an online acceptance process) is acceptable.
Dated:
Grantee’s Signature

Grantee’s name and address:
Anthony DeChellis

SCHEDULE A
PERFORMANCE TARGETS